Exhibit 99.1

AEROHIVE NETWORKS/EXTREME NETWORKS ACQUISITION

IMMIGRATION FAQS

July 10, 2019

NONIMMIGRANT STATUS (H-1, L-1, TN, ETC.) FAQS

1. I am currently in H-1 status. Does my H-1 need to be transferred to Extreme if the transaction is consummated?

** If the transaction is consummated, Aerohive would become a wholly-owned subsidiary of Extreme as a result of the acquisition, and as such, Extreme would become a “successor-in-interest” to Aerohive’s immigration processing. Legally there would be no need to transfer the H-1 into Extreme’s name as long as you remain in the same or similar job with Extreme following the transaction, and in the same geographic location. It is possible that Extreme may decide to switch the H-1 into its name in the future; however, this will be a decision that Extreme will make as the new employer sponsor after the acquisition closes. We are unable to comment on that decision at this time.

2. I am currently in L-1 status. Does my L-1 need to be transferred to Extreme if the transaction is consummated?

** If the transaction is consummated, Aerohive would become a wholly-owned subsidiary of Extreme as a result of the acquisition. This means Extreme would become a “successor-in-interest” to Aerohive’s immigration processing. Legally there would not be a need to transfer the L-1 into Extreme’s name as long as you remain in the same or similar job with Extreme following the transaction, and the Aerohive entity from which you were transferred is part of the acquisition OR Extreme Networks has foreign entities to which you can transition at the end of your L-1 assignment. It is possible Extreme may decide to switch the L-1 into its name in the future; however, this will be a decision that Extreme will make as the new employer sponsor. We are unable to comment on that decision at this time.

3. I am currently in TN status. Does my TN need to be transferred to Extreme if the transaction is consummated?

** If the transaction is consummated, Aerohive would become a wholly-owned subsidiary of Extreme as a result of the acquisition. This means Extreme would become a “successor-in-interest” to Aerohive’s immigration processing. Legally there would be no need to transfer the TN into Extreme’s name as long as you remain in the same or similar job with Extreme following the transaction. It is possible Extreme may decide to switch the TN into its name in the future; however, this will be a decision that Extreme will make as the new employer sponsor. We are unable to comment on that decision at this time.

4. My Nonimmigrant status (L-1/H-1/TN, etc) extension request is pending. Would the acquisition have any effect on the processing of the case?

** No, there would be no impact on your pending extension request provided you remain in the same or similar position with Extreme following the transaction. As noted above, Aerohive would become a wholly-owned subsidiary of Extreme as a result of the acquisition. As such, Extreme would become a “successor-in-interest” to Aerohive’s immigration processing including pending extension requests. In the event your position changes as a result of the acquisition, Extreme would likely file a request to amend and extend your status to reflect the new details and position. In addition, they may decide in the future to file an amended extension to change the name from Aerohive to Extreme, but that would be a decision that Extreme will make as the new employer sponsor. In the meantime, your Aerohive approval notice will remain valid for purposes of work authorization provided you remain in the same or similar position with Extreme following the transaction, and at the same worksite location.

5. I was just selected for an H-1 in this year’s H-1 lottery, would a new H-1 need to be filed if the transaction is consummated?

** There would be no impact on your new H-1B status as a result of this transaction provided you remain in the same or similar position with Extreme following the transaction, and in the same geographic location. Since Aerohive would become a wholly-owned subsidiary of Extreme as a result of the acquisition, Extreme would become a “successor-in-interest” to Aerohive’s immigration processing. Legally there would be no need to transfer the H-1 into Extreme’s name as long as you remain in the same or similar job with Extreme following the transaction. It is possible Extreme may decide to switch the H-1 into its name for convenience however, this will be a decision that Extreme will make as the new employer sponsor. We are unable to comment on that decision at this time.

6. I am currently working with Aerohive pursuant to my valid OPT (or STEM OPT) status. Do I need to report the acquisition to my DSO if the transaction is consummated?

** If Aerohive’s name and/or Employer Identification Number changes as a result of this acquisition, you would need to work with Extreme Networks to report these changes to your DSO and submit a new form I-983 training plan if you are in a STEM OPT period. So long as you and Extreme meet the regulatory requirements, and the modified Form I-983 meets the specified requirements, your employment will not be impacted based on a change to STEM OPT Training Plan. At this point, there are insufficient details to tell you if notification to your DSO must occur, but more will be shared with you as information becomes available.

GREEN CARD PROCESSING FAQs

1. If the transaction is consummated and I transition to Extreme, will the company need to re-file my PERM application?

**If the transaction is consummated, Extreme would be a “successor-in-interest”. As a “successor-in-interest”, Extreme can opt to take on the processing that Aerohive has done to date provided the position you hold remains the same with Extreme following the transaction, as that noted on the Aerohive PERM application and the terms of employment (i.e. geographic location, salary, job duties, etc.) remain the same or very similar. Extreme does have the option of refiling on your behalf, but we do not have sufficient details to comment on that decision at this time.

2. My PERM case has been filed and is currently pending. What impact will the acquisition have on the pending application?

** As noted in #1 above, there should be no impact on the application since Extreme would become a “successor-in-interest” provided Extreme opts to continue forward with processing. DOL may issue an audit to confirm that the terms and conditions of employment remain the same with Extreme following the transaction. Provided they do and provided DOL is satisfied with the recruitment efforts related to the original filing, they will likely approve the case.

4. Will the acquisition of Aerohive affect the audit process for my PERM application?

** It is possible that DOL would request information confirming that the terms and conditions of employment as noted on the original application remain the same with Extreme following the transaction. Again, provided DOL is satisfied that the position remains the same and that there were bona fide recruitment efforts related to the original filing, they will likely approve the case.

5. I have an approved PERM labor certification. Will Extreme need to re-file the I-140 petition if the transaction is consummated?

** Extreme should file a new I-140 petition as the new employer sponsor. However, if you have a pending and/or approved I-140 petition filed by Aerohive, a second filing by Extreme to show the “successor-in-interest” will not impact that process or approval. For pending I-140 petitions, it is possible that USCIS will issue a request for evidence asking for verification that the position continues to exist with Extreme once the acquisition is completed.

6. if the transaction is consummated will my green card process migrate to Extreme “as is”, or will it need to be started all over again as we become a part of the new organization?

** See #1 above. Extreme would become a “successor-in-interest” to Aerohive’s immigration processing, so if you remain in the same position once the transaction is completed, there is no specific need to restart the process. However, if there is a material change to your position with Extreme as a result of the transaction (i.e. position, geographic location), Extreme would need to restart the process on your behalf to reflect the new job details.

7. My AOS is currently pending. Will the acquisition have any impact on my processing?

** It is likely that USCIS would issue a request for evidence asking for confirmation that your position continues to exist with Extreme following the transaction, and under the same or very similar terms and conditions as those underlying your AOS application. Provided the position you accept with Extreme meets this criterion, there should be no impact on your AOS application. Furthermore, Extreme will likely prepare a new I-485 J Supplement for you to carry to your AOS interview to show that a bona fide job offer continues to exist with the organization.

8. Is there anything I need to be doing now with regard to my immigration processing in order to prepare for the acquisition?

** Not at this time. Additional information will be provided as it becomes available.

INTERNATIONAL TRAVEL FAQS

1. I am planning on traveling in the next few weeks using the visa in my passport (H-1, L-1, TN, etc). Will I be able to enter the United States using a visa that has Aerohive’s name on it?

**At this time since the acquisition is not finalized, Aerohive continues to operate as it has in the past. Any visas sponsored by Aerohive can be used as long as they have a valid expiration date and you carry a valid nonimmigrant approval notice for your employment with Extreme following the transaction. Once the acquisition is finalized, it is recommended that you carry a travel letter that outlines the terms of the acquisition and explains the “successor-in-interest” status of Extreme Networks. This will likely be something that Extreme will assist with once the acquisition becomes final in the coming weeks.

2. If the acquisition is finalized, and I have a visa with Aerohive’s name on it, what do I need to do to reenter the United States?

**Since Extreme would become a “successor-in-interest” as described above, you should carry the usual documents you use now to travel as well as a letter addressed to the port of entry explaining the nature of the acquisition and the fact that Extreme is Aerohive’s successor in interest.

3. I am planning on traveling in the next few weeks using my advance parole document? Are there any issues?

**The acquisition does not affect your ability to travel using a valid advance parole document.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Aerohive Networks, Inc. (“Aerohive Networks”) by Extreme Networks, Inc. (“Extreme Networks”), Clover Merger Sub, Inc., a wholly-owned subsidiary of Extreme Networks (“Purchaser”) will commence a tender offer for all of the outstanding shares of Aerohive Networks. The tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Aerohive Networks, nor is it a substitute for the tender offer materials that Extreme Networks and Purchaser will file with the SEC upon commencement of the tender offer. At the time that the tender offer is commenced, Extreme Networks and Purchaser will file tender offer materials on Schedule TO with the SEC, and Aerohive Networks will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY AEROHIVE NETWORKS’ STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be made available to Aerohive Networks’ stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Aerohive Networks by contacting Aerohive Networks at ir@aerohive.com or by phone at 1-408-769-6720, or by visiting Aerohive Networks’ website (https://ir.aerohive.com/inforequest).. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. AEROHIVE NETWORKS’ STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE TRANSACTION.

Forward-Looking Statements

This communication may contain forward-looking statements made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to any statements regarding or relating to the transaction between Aerohive Networks, Extreme Networks, and Purchaser; any statements of expectation or belief; any statement regarding the future financial performance of Aerohive Networks; and any statements of assumptions underlying any of the foregoing. When used in this communication, the words “anticipate”, “believe”, “estimate”, “expect”, “expectation”, “goal”, “should”, “would”, “project”, “plan”, “predict”, “intend”, “target” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to Aerohive Networks and are subject to a number of risks, uncertainties and other factors that could cause results to differ from expectations include, but are not limited to: (i) uncertainties as to the timing of the tender offer and the merger; (ii) uncertainties as to how many of the holders of shares will tender their shares into the tender offer; (iii) the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived; (iv) legal proceedings that may be instituted against Aerohive Networks and others following announcement of the definitive agreement entered into with Extreme Networks and Purchaser; (v) other business effects, including the effects of industrial, economic or political conditions outside of Aerohive Networks’ control; (vi) transaction costs and/or actual or contingent liabilities; and (vii) other risks and uncertainties. Although Aerohive Networks believes that the expectations reflected in the forward-looking statements are reasonable, Aerohive Networks cannot guarantee future results, performance or achievements and no assurance can be given that the actual results will be consistent with these forward-looking statements. Aerohive Networks does not intend to update any of the forward-looking statements after the date of this communication to conform these statements to actual results, to changes in management’s expectations or otherwise, except as may be required by law.